

November 4, 2010

Mr. Thomas A. Hajda
Senior Vice President and General Counsel
501 Riverside Ave.
Jacksonville, Florida 32202

> **Re:** **EverBank Financial Corp**
> **Registration Statement on Form S-1**
> **Filed October 8, 2010**
> **File No. 333-169824**

Dear Mr. Hajda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. In your next amendment, please fill in the numerous blanks that do not contain pricing-related information.

Risk Factors

2. Please avoid making statements such as "no assurance can be given" that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

3. Please add a risk factor disclosing the potential risks relating to intellectual property and proprietary rights in light of your disclosure in the fourth and fifth paragraphs of page 102.

We may become subject to a number of risks if we elect to pursue acquisitions, page 21

4.   Please revise this risk factor heading to include the risks relating to the failure to successfully acquire acquisition targets.

We expect that the price of our common stock will fluctuate substantially, page 25

5.   This risk factor appears generic since most of the listed factors would affect any company's market price for common stock. Please specifically describe why the market price of your common stock is particularly susceptible to these factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan and Lease Quality

Assets with Credit Support, page 73

6.   Given the different risk characteristics associated with loans and leases covered by credit indemnification agreements ("covered assets"), please consider separately presenting your covered assets in your loan portfolio and asset quality tables provided pursuant to Industry Guide 3.

7.   We note that you purchase delinquent loans out of GNMA-pool securities which are backed by government insurance and guarantees. Please revise to more comprehensively describe the business reasons for these purchases, the nature of the insurance and/or guarantees provided, and how these acquired loans are accounted for in your financial statements. For example, clarify whether these loans are within the scope of and accounted for under ASC 310-30. If so, provide the disclosures required by ASC 310-30 for this acquired loan portfolio.

8.   As a related matter, we note that you have a net receivable for foreclosure claims of $170.5 million and $143.4 million as of June 30, 2010 and December 31, 2009.   Please clarify whether these receivables are associated with foreclosures conducted on government-insured or guaranteed loans. Please also revise, where appropriate, to provide a more comprehensive discussion of these receivables including how they are assessed for impairment.

Discounts on Acquired Loans and Leases, page 74

9.   We note that you present certain allowance ratios on pages 43 and 76 that include both
        accretable and non-accretable discounts on acquired loans and that you believe such
        ratios are an appropriate measure to monitor the protection against declines in the book
        value of your loan and lease portfolio. We are unclear as to how you concluded that
        these discounts provide further protection against losses to your book value given that
        such discounts are already reflected in the carrying amount of your acquired loans.
        Please consider removing these ratios from your filing or provide us with an explanation
        as to how such ratios are relevant. Furthermore, in light of the significant impact of your
        accounting for purchased loans pursuant to ASC 310-30 on your allowance for loan
        losses and related ratios as well as the diversity in practice across the industry in
        presenting such ratios, where you present your ratio of allowance to total loans,
        nonperforming loans, or nonperforming assets, please consider providing an additional
        alternative measure that excludes the impact of the loans where you applied ASC 310-30.

10.   We note from your disclosure on page 74 that certain loans acquired from the Bank of
        Florida were within the scope of ASC 310-30 (purchased impaired loans) while others
        (purchased non-impaired loans) were not. It also appears from your disclosure that you
        have applied the ASC 310-30 accounting model by analogy to certain lease finance
        receivables acquired in the TCFG acquisition that were recorded at a discount determined
        to be attributable in part to credit quality. Please revise to provide tabular disclosure of
        your purchased loans that segregates the portfolios in the following manner:

        •   Separately disclose loans and lease receivables acquired from TCFG and Bank of
            Florida;
        •   Differentiate between purchased impaired loans within the scope of ASC 310-30,
            purchased non-impaired loans accounted for under ASC 310-20, and purchased
            non-impaired loans to which you applied ASC 310-30 by analogy; and
        •   To the extent that any acquired loans are not covered by indemnification
            agreements, separately disclose your covered and non-covered assets.

        In addition, please also revise your relevant accounting policy disclosures to clearly
        explain your accounting policies for both purchased impaired and purchased non-
        impaired loans.

11.   With respect to those purchased loans to which you apply the ASC 310-30 accounting
        model, please tell us in detail how you segregated the acquired loans into pools for
        accretion and impairment testing purposes. Tell us how many pools you created and the
        basis for segregation. Identify the specific loan characteristics that were used for
        segregation. Identify whether performing and nonperforming loans were separately
        segregated.

Business

Wealth Management, page 101

12.   We note your reference to Capgemini. Please provide a brief description of this entity or person to enable the reader to place it in context.

13.   Please tell us whether you commissioned the study by Capgemini and Merrill Lynch Global Wealth Management, which is repeatedly referenced in the third paragraph of page 101.

Legal Proceedings, pages 103-104

14.   Please describe the relief sought in connection with each of the Martino, Vathana and Figueroa class actions. Refer to Item 103 of Regulation S-K.

Management

Executive Officers and Directors, page 119

15.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that W. Blake Wilson should serve as a director for EverBank Financial Corp. Refer to Item 401(e)(1) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 124

16.   We note your disclosure that "[n]one of our executive officers serves or has served as a member of our (emphasis added) Board of Directors, Compensation Committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee." Since Robert M. Clements serves as your Chief Executive Officer and as Chairman of the Board of Directors, please revise or clarify. Refer to Item 407(e)(4) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 146

17.   Please revise the first sentence of this section to clarify whether your disclosure covers related party transactions that are "currently proposed" or in which you are "to be" a participant, as required by Item 404(a) of Regulation S-K.

Series B Preferred Stock Financing, page 146

18.   Please disclose the approximate dollar value of the shares of Series B Preferred Stock purchased by John S. Surface. Refer to Item 404(a)(4) of Regulation S-K.

Loans to Certain Executive Officers, page 146

19.   We note your disclosure that you entered into a Note and Pledge Agreement with Frank Trotter on December 27, 2006. Please disclose the largest aggregate amount of principal outstanding on the Note since its issuance. Refer to Item 404(a)(5) of Regulation S-K.

Relationships in the Ordinary Course, page 147

20.   In the second sentence under "Relationships in the Ordinary Course," please delete the phrase "In our management's opinion;" it is inappropriate.

Underwriting, page 161

21.   Please revise the underwriters' compensation table to show separate amounts to be paid by you and the selling shareholders. Refer to Item 508(e) of Regulation S-K.

EverBank Financial Corp and Subsidiaries – Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2009 (Unaudited)

Condensed Consolidated Balance Sheet, page F-3

22.   Please tell us what consideration you gave to separately presenting your covered assets on the face of your balance sheet or revise accordingly.

Condensed Consolidated Statements of Income, page F-4

23.   We note that you report $79.2 million of other noninterest income on the face of your Income Statement, $41.4 million of which is attributable to the bargain purchase gain recognized on the TCFG acquisition. Given the significance of this bargain purchase gain to your results of operations, please revise to present it as a separate line item on the face of your Income Statement. Please also consider whether any other income or expense items require separate presentation. Refer to Articles 9-04 and 10-01(a)(3) of Regulation S-X.

24.   Please revise to present your other-than-temporary impairment losses on the face of your income statement in the manner prescribed by ASC 320-10-45-8A. Please also revise your Income Statement for the year ended December 31, 2009 accordingly.

Condensed Consolidated Statements of Cash Flows, page F-6

25.   Please revise to present sales of loans held for sale and any gain/loss on sale as separate line items in the operating section. ASC 942-230-45-1c restricts net reporting to loans made to customers and principal collections of loans.

26.   We note you transferred $320.2 million of loans from the held for sale to held for investment category during the six months ended June 30, 2010. Please tell us and revise to disclose the reasons for the transfer and your accounting policy for such transfers.

Notes to Condensed Consolidated Financial Statements

Note 3 – Acquisition Activities, page F-11

Acquisition of Tygris Commercial Financial Group, page F-11

27.   We note that the consideration paid to acquire the outstanding shares of TCFG consisted of 1,857,591 common shares for which you determined the fair value based on market comparables. Please provide us with a detailed analysis of the valuation model used to estimate the fair value of the common shares issued as consideration on the acquisition date. Please also revise your disclosures as appropriate to disclose the significant assumptions used to determine the fair value of the consideration paid.

28.   We note that you recognized an indemnification asset in conjunction with your acquisition of TCFG. Please provide us with a comprehensive analysis that details the following:

- The specific provisions of the acquisition agreement that detail the terms of the escrow account;
- The accounting analysis performed to determine that the indemnification asset met the definition of a derivative;
- How you determined the fair value of the shares placed in escrow; and
- A description of the valuation model used to estimate the fair value of the indemnification asset, including the significant assumptions used to estimate expected loan and lease losses on the acquired portfolio.

Acquisition of Bank of Florida Banking Operations, page F-13

29.   We note that you did not recognize an indemnification asset in conjunction with the Bank of Florida acquisition despite the loss sharing agreement with the FDIC. Please provide us a more detailed description of the FDIC loss sharing agreement and explain how you determined that an indemnification asset should not be recorded. In this regard, explain the model used to estimate expected loan losses on the acquired portfolio.

30.   As a related matter, please provide us with the specific provisions of the acquisition and/or loss sharing agreement that detail the terms of the clawback liability as well as a description of the valuation model used to estimate its fair value, including the significant assumptions used to estimate expected loan and lease losses on the acquired portfolio

Note 6 – Loans and Leases Held for Investment, Net

Loans Acquired with Evidence of Credit Deterioration, page F-19

31.   Given the different types and risk characteristics of loans and leases acquired in the TCFG and Bank of Florida acquisitions, please revise to provide the disclosures required by ASC 310-30 separately for each acquisition.

Covered Loans and Leases, page F-21

32.   Please revise to present the major categories of covered loans and leases separately for each acquisition.

EverBank Financial Corp and Subsidiaries –Consolidated Financial Statements as of and for the Years Ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-50

i) Asset Quality, page F-56

33.   We note your disclosure that troubled debt restructurings (TDRs) do not necessarily result in nonaccrual loans. Please revise to clearly and comprehensively discuss your nonaccrual policies for restructured loans. Include the following in your revised disclosures:

        •   Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms;

- For TDR's that accrue interest at the time the loan is restructured, disclose whether you generally charge-off a portion of the loan. If you do, explain how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, discuss how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured;
- Disclose the total amount of TDRs at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end; and
- To the extent you track the information, quantify your TDRs by type of concession (reduction in interest rate, payment extensions, forgiveness of principal, etc) and disclose your success/redefault rates for each type of concession.

Note 3 – Investment Securities, page F-64

34. We note your accounting policy disclosure on page F-53 regarding your evaluation of your investment securities for OTTI. In the interest of transparency, please revise to provide a robust discussion of the information considered in concluding that those securities in an unrealized loss position were not OTTI. In this regard, specifically disclose how you determined whether your non-agency residential CMOs, asset-backed corporate securities were OTTI. If applicable, describe the models and specific assumptions used to measure any credit-related impairment.

Note 4 – Loans Held for Sale, page F-68

35. We note that you disclose the cash flows related to agency securitizations on page F-69. Please revise to disclose the proceeds received from new securitizations.

Note 9 – Deposits, page F-74

36. We note that certain of your time deposit products contain embedded derivatives that allow customers to receive payments at maturity based on increases in various equity, metal, and foreign currency indices. Please revise to separately present these non-standard deposit products and provide robust disclosure that explains the significant terms of each. Please also provide us with your accounting analysis related to the embedded derivatives.

Note 14 – General and Administrative Expenses, page F-79

37. Please tell us what comprises your other credit-related reserves included in general and administrative expenses.

Note 21 – Commitments and Contingencies, page F-94

38.   We note your disclosure concerning your various exposures related to your securitization and servicing activities. Please revise to provide greater transparency around these exposures as follows:

- Provide some level of quantification regarding the amount of loans sold/securitized to GSEs, mortgage insurers, and private investors to which you are exposed to some level of recourse (including representations and warranties);
- Provide a tabular rollforward of your various recourse obligations (including that related to representations and warranties) for each period presented;
- Describe the specific methodologies employed to estimate each of your recourse obligations, including any differences that may result depending on the counterparty to the contract;
- Provide a sensitivity analysis that illustrates how changes in significant assumptions would impact the amount of your recognized recourse obligations;
- Tell us and more clearly disclose the specific provisions of your servicing agreements that require you to fund foreclosure-related costs or to repurchase loans in default; and
- With respect to your representations and warranties obligation, provide the following:
  o Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.
  o Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.
  o Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

Offering Prospectus Back Cover Page

39.   Please advise dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

40.   We note your disclosure that "[e]xcept as otherwise noted, we will pay all of these amounts." Please clarify in the table where such exception is noted.

Item 15. Recent Sales of Unregistered Securities, page II-2

41.   For each of the transactions exempted from registration under the Securities Act of 1933 described in this section, please state briefly the facts relied upon to make the relevant exemption available. Refer to Item 701(d) of Regulation S-K.

Exhibits

42.   We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible so that we have sufficient time to review them. Note that we may have comments after we review these materials. In particular, please file as exhibits the merger agreement pursuant to which EverBank Florida will merge with and into EverBank Delaware as described on page 32, the strategic relationship agreement disclosed in the third paragraph on page 98 and the purchase agreement signed in connection with your acquisitions of Tygris Commercial Finance Group, Inc. and Bank of Florida, respectively, as described on pages 99-100. Refer to Item 601(b)(2) and (10) of Regulation S-K.

43.   We note your disclosure in Item 14 on page II-2 that you intend to enter into indemnification agreements with each of your directors and officers prior to completion of the offering. Please file the form of such agreements as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

44.   Please clarify whether you will be filing as exhibits the consents of the director nominees to be named in the registration statement. Refer to Rule 438 of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Angela Connell at 202-551-3426 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or me at 202-551-3698 with any other questions

Sincerely,

Mark Webb
Legal Branch Chief

cc.   (facsimile only)
         Mr. Richard B. Aftanas
         Skadden, Arps, Slate, Meagher & Flom LLP
         917-777-4112